SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No.   )1


                               US WATS, INC.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.001 PER SHARE
                     (Title of Class of Securities)


                                90337P10
                                --------
                             (CUSIP Number)

                           Sean P. McGuinness, Esq.
                     Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               October 23, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   90337P10                              Page 2  of 7    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON: Foundation for the International Non-
        governmental Development of Space ("FINDS")
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : 51-0377880
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                            7      SOLE VOTING POWER
                                   1,570,400 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,570,400 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.28% (based on the information contained in the Issuer's Form 10-K for the year ending December 31, 1998, filed with the Commission on March 31, 1999)
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
----------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer").The Issuer's principal executive offices are located at 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania 19004.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Foundation for the International Non-governmental
              Development of Space ("FINDS"), a Delaware not-for-profit corporation

         (b)  2000 L Street, N.W., Suite 200
              Washington, D.C.  20036

         (c)  FINDS is a charitable foundation.

         (d) Neither FINDS, nor any director or executive officer of FINDS, has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither FINDS, nor any director or executive officer of FINDS, has been, during the past five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Delaware


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        FINDS purchased a total of 1,570,400 Common Shares on the NASDAQ SmallCap Market in over-the-counter transactions between November 19, 1997 and May 12, 1999 as follows:

Date                 Number of Shares             Price Per Share

11/19/97                 20,000                     $1.750000
11/20/97                  3,000                      1.718700
11/20/97                 14,000                      1.734300
11/20/97                 21,000                      1.750000
11/21/97                 20,000                      1.678100
12/03/97                  3,000                      1.937500
12/03/97                 17,000                      1.968700
12/03/97                 80,000                      2.000000
12/05/97                100,000                      1.968700
12/18/97                 50,000                      2.125000
03/11/98                 15,000                      2.125000
03/25/98                 25,000                      1.625000

                               Page 3 of 7 Pages
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03/26/98                 50,000                      1.625000
03/27/98                 75,000                      1.704200
03/30/98                 22,000                      1.674700
05/05/98                  3,500                      2.000000
05/18/98                 25,000                      2.000000
08/19/98                  5,000                      1.937500
09/03/98                 10,000                      1.625000
09/04/98                  2,000                      1.437500
09/08/98                  4,000                      1.593700
09/08/98                  9,000                      1.687500
09/09/98                  7,500                      1.656200
09/09/98                 10,000                      1.687500
09/10/98                  2,500                      1.750000
09/16/98                 10,000                      1.625000
09/17/98                  2,000                      1.750000
09/21/98                  8,000                      1.835900
09/22/98                 52,000                      1.875000
09/23/98                 50,000                      1.875000
09/23/98                  4,500                      1.812500
09/25/98                  2,500                      1.750000
09/28/98                 50,000                      1.875000
09/30/98                  5,000                      1.843700
09/30/98                  1,000                      1.875000
10/07/98                  6,000                      1.734375
10/09/98                  2,500                      1.750000
10/13/98                 13,000                      1.750000
10/14/98                  5,000                      1.750000
10/14/98                 45,000                      1.812500
10/15/98                 20,000                      1.750000
10/19/98                 20,000                      1.625000
10/23/98                279,000                      1.406250
10/26/98                  4,000                      1.500000
10/28/98                  2,000                      1.593750
11/04/98                  6,000                      1.593800
11/05/98                 10,000                      1.742200
11/17/98                  7,500                      1.630000
11/18/98                  2,500                      1.630000
04/13/99                  8,000                      1.500000
04/20/99                  1,000                      1.500000
04/21/99                  8,000                      1.500000
04/21/99                  2,000                      1.468750
04/22/99                 40,000                      1.500000
04/26/99                 25,000                      1.500000
04/27/99                 13,000                      1.500000
04/30/99                 50,000                      1.312500
04/30/99                 50,000                      1.375000
05/03/99                  5,700                      1.312500
05/03/99                 25,000                      1.375000
05/04/99                  1,100                      1.343750
05/04/99                  5,600                      1.406250
05/04/99                  5,100                      1.437500
05/04/99                 24,900                      1.375000
05/05/99                 10,000                      1.468750
05/05/99                 20,500                      1.500000
05/06/99                  2,500                      1.500000
05/07/99                 11,000                      1.562500

                              Page 4 of 7 Pages
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05/10/99                  2,000                      1.500000
05/10/99                 15,000                      1.625000
05/11/99                 26,000                      1.687500
05/12/99                 18,000                      1.718750

Total                 1,570,400

All of the funds used to purchase the above 1,570,400 Common Shares acquired by FINDS came from FINDS general corporate funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         FINDS acquired the above-mentioned Common Shares for investment purposes. FINDS may determine to purchase additional securities of the Issuer or to sell some or all of any of the Common Shares FINDS owns at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to FINDS, general economic conditions, money and stock market conditions, and other further developments.

         Except as described herein, FINDS has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;


         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



                                  Page 5 of 7 Pages
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         (i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         FINDS may at any time and from time to time review or reconsider the position of FINDS and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) FINDS beneficially owns 1,570,400 Common Shares representing approximately 8.28% of the outstanding Common Shares, based on the information regarding outstanding Common Shares contained in the Issuer's Annual Report on Form 10-K filed on March 31, 1999.

                 In addition, Mr. Walt Anderson, the President and a Director of FINDS, is the Secretary and Attorney-in-Fact for Gold & Appel, S.A., a British Virgin Islands corporation, which owns 11,019,934 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.


         (b)      FINDS has the sole power to vote and dispose of the Common
                  Shares.


         (c) During the 60 days preceding the date of this Statement, FINDS acquired the Common Shares as reported in Item 3 above.

          (d) No other person is known by FINDS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by FINDS.

          (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          FINDS has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares beneficially owned by FINDS, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                             Page 6 of 7 Pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     May 26, 1999

                                           Foundation for the International
                                           Non-governmental Development of
                                           Space, a Delaware not-for-profit
                                           corporation



                                         By: /s/ Walt Anderson
                                            --------------------------------
                                              Walt Anderson, President









                             Page 7 of 7 Pages